

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2010

Mr. Georges Benarroch
President and Chief Executive Officer
Kyto BioPharma Inc.
B1-114 Belmont Street
Toronto ON Canada M5R 1P8

> **Re:**   **Kyto BioPharma, Inc.**
> **Item**   **4.02 Form 8-K**
> **Filed**   **August 23, 2010**
> **File No.**   **000-50390**

Dear Mr. Benarroch:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

1. Specify whether you have reconsidered, in accordance with Item 307 of Regulation S-K, the adequacy of your previous assertions in your March 31, 2010 Form 10-K filing regarding your disclosure controls and procedures, in light of the material error that you have described.

2. Elaborate on any internal control deficiencies that allowed the misapplication of certain accounting provisions to prevail and explain whether these amounted to a material weakness.

3. Specify whether you are planning to reassess and revise your conclusion related to the effectiveness of your internal control over financial reporting. Tell us whether your original disclosures are still appropriate or whether they will be modified or supplemented to include any other material information that is necessary for such disclosures not to be misleading in light of the restatement.

4. Please also provide us with an estimated time-frame as to when you intend to file the Form 10-K/A for the year ended March 31, 2010.

Mr. Georges Benarroch
Kyto BioPharma Inc.
August 26, 2010
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (202) 551-3652.

Sincerely,

Christine L. Allen
Staff Accountant